PROXY

FORM

The undersigned shareholder of NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. (the “Company”), hereby appoints MICHEL TIMPERIO or, failing him, HENRI HARLAND or instead of either of them____________________________________, to attend the ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF THE COMPANY TO BE HELD ON FRIDAY, NOVEMBER 25TH, 2005 and any adjournment thereof, and to act on his behalf with full power of substitution and any other powers that the undersigned may exercise in person with respect to his shares, including the right to act and to vote in accordance with his best judgement with respect to any amendment or revision of the matters addressed in the Notice of the Meeting and also to any matter that could be duly submitted to the Meeting.

Express instruction is hereby given to the proxy holder to vote or to abstain from voting as indicated below:

1. To confirm and accept to receive a Balance Sheet, dated May, 31st, 2005, from the Company which is made up to a date more than four months;	In favour Against Abstain ☐ ☐ ☐
2. To receive the annual report, the financial statements as at May 31st, 2005, and the Auditors’ report thereon;	In favour Against Abstain ☐ ☐ ☐
3. To elect as directors the persons specified in the Management proxy circular accompanying the Notice of Meeting to the Annual General Meeting of Shareholders;	In favour Against Abstain ☐ ☐ ☐
4. To appoint Raymond Chabot Grant Thornton, general partnership, as auditors and to authorize the Directors to determine their remuneration.	In favour Against Abstain ☐ ☐ ☐

This proxy is solicited by the management of the Company and the management hereby undertakes that the shares shall be voted in accordance with the instructions given by the shareholder; unless otherwise mentioned, this proxy constitutes a mandate to vote in favour of the measures set above. Were other items to come properly before the meeting or if amendments were submitted to the proposals herein or herewith, this proxy authorizes the proxy-holder to vote as he deems fit upon any such item or amendment.

__________________________________________ Signature of shareholder	__________________________________________ Date

NOTE 1

This proxy must be executed by the shareholder or his designated delegate duly authorized in writing or, if the shareholder is a corporation, by one or more delegates or senior officers duly authorized. If this proxy is not dated, it shall be deemed to bear the date of November 25th, 2005.

NOTE 2

This proxy must be read jointly with the Notice of the Annual General Meeting of Shareholders and the Management proxy circular.